As filed with the Securities and Exchange Commission on 29 January, 2008

                                              Registration No. 333-
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
    ------------------------------------------------------------------------
                     BCD SEMICONDUCTOR MANUFACTURING LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                        ---------------------------------
                        National Corporate Research, Ltd.
                          225W. 34th Street, Suite 910
                            New York, New York 10122
                                 (212) 947-7200

    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

           Carmen Chang, Esq.               Francis Fitzherbert-Brockholes, Esq.
         Steven V. Bernard, Esq.                    White & Case LLP
          Don S, Williams, Esq.                     5 Old Broad Street
         Scott A. Anthony, Esq.                     London EC2N 1DW
    Wilson Sonsini Goodrich & Rosati                +44-20-7532-1000
        Professional Corporation
           650 Page Mill Road
           Palo Alto, CA 94304
             (650) 493-9300

        It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)

  If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

                                                                  Proposed                 Proposed
      Title of each class                Amount to be         maximum aggregate       maximum aggregate          Amount of
 of Securities to be registered          registered            price per unit (1)     offering price (2)      registration fee
---------------------------------   ---------------------   ---------------------   ---------------------   ---------------------
American Depositary Shares                    100,000,000          $         0.05               5,000,000       $          153.50
evidenced by American                American Depositary
Depositary Receipts, each             Shares
American Depositary Share
representing five ordinary
shares, par value $0.001 each,
of BCD Semiconductor
Manufacturing Limited

1 For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2 Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the

================================================================================

Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

          This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                             -----------------------

          The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item-1.   Description of Securities to be Registered

                              Cross Reference Sheet

                                                             Location in Form of Receipt
Item Number and Caption                                      Filed Herewith as Prospectus
--------------------------------------------------------     -------------------------------
1. Name and address of depositary                            Face of American Depositary
                                                             Receipt, Introductory paragraph

2. Title of American Depositary Receipts and identity of     Face of American Depositary
deposited securities                                         Receipt, top center

          Terms of Deposit:

          (i) The amount of deposited securities             Face of American Depositary
          represented by one unit of American Depositary     Receipt, upper right corner
          Receipts

          (ii) The procedure for voting, if any, the         Articles 14 and 15
          deposited securities

          (iii) The collection and distribution of           Articles 2, 9, 13, 14 and 21
          dividends

          (iv) The transmission of notices, reports and      Articles 12, 14, 15 and 21
          proxy soliciting material

          (v) The sale or exercise of rights                 Articles 2, 6, 9, 13 and 21

          (vi) The deposit or sale of securities             Articles 3, 4, 6, 8, 9 and 16
          resulting from dividends, splits or plans of
          reorganization

          (vii) Amendment, extension or termination of       Articles 19, 20 and 21
          the deposit agreement

          (viii) Rights of holders of Receipts to             Articles 12
          inspect the transfer books of the depositary
          and the list of holders of Receipts

          (ix) Restrictions upon the right to deposit or     Articles 2, 4, 6 and 22
          withdraw the underlying securities

          (x) Limitation upon the liability of the           Articles 15, 17 and 18
          depositary

3. Fees and Charges                                          Article 9

Item - 2. Available Information

          Public Reports furnished by issuer                 Article 12

BCD Semiconductor Manufacturing Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

          a. Form of Deposit Agreement among BCD Semiconductor Manufacturing Limited (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

          b. Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

          c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

          d. Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

          e.   Certification under Rule 466. - Not Applicable.

          f. Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item - 4. Undertakings

          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY, United States of America, on 29 January, 2008.

                                        Legal entity created by the form of
                                        Deposit Agreement for the issuance of
                                        American Depositary Receipts for
                                        Ordinary Shares, par value $0.001 per
                                        share, of BCD Semiconductor
                                        Manufacturing Limited

                                        DEUTSCHE BANK TRUST COMPANY AMERICAS,
                                         AS DEPOSITARY


                                        By: /s/ Chris Konopelko
                                            ------------------------------------
                                        Name:  Chris Konopelko
                                        Title: Vice-President


                                        By: /s/ James Kelly
                                            ------------------------------------
                                        Name:  James Kelly
                                        Title: Vice-President

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People's Republic of China, on 29 January, 2008.


                                                 BCD SEMICONDUCTOR MANUFACTURING
                                                  LIMITED


                                                 By: /s/ Tung-Yi Chan
                                                     ---------------------------
                                                 Name:  Tung-Yi Chan
                                                 Title: Chief Executive Officer

                                POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Tung-Yi Chan and Jean-Claude Zhang, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he may or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on 29 January, 2008.

       Signature                                        Title
----------------------                    --------------------------------------

/s/ Tung-Yi Chan                          Chief Executive Officer and Director
----------------                           (Principal Executive Officer)
Tung-Yi Chan


/s/ Jean-Claude Zhang                     Chief Financial Officer (Principal
---------------------                      Financial Officer)
Jean-Claude Zhang


/s/ Dwight Decker                         Chairman of the Board of Directors
-----------------
Dwight Decker


/s/ Chieh Chang                           Director
---------------
Chieh Chang


/s/ Herbert Chang                         Director
-----------------
Herbert Chang

       Signature                                        Title
----------------------                    --------------------------------------

/s/ Anthony Sun                           Director
---------------
Anthony Sun


/s/ Joseph Liu                            Director
--------------
Joseph Liu


/s/ Michael Pfeiffer                      Director
--------------------
Michael Pfeiffer


/s/ Bing Sun                              Controller (Principal Accounting
------------                               Officer)
Bing Sun

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

          Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BCD Semiconductor Manufacturing Limited, has signed this Registration Statement in the City of Shanghai, People's Republic of China, on 29 January, 2008.


                                                  BCD SEMICONDUCTOR CORPORATION


                                                  By: /s/ Tung-Yi Chan
                                                      -------------------------
                                                  Name: Tung-Yi Chan
                                                  Title: Chief Executive Officer

                                INDEX TO EXHIBITS

Exhibit
Number       Exhibit
---------    -------------------------------------------------------------------
  (a)        Form of Deposit Agreement.

  (d) Opinion of White & Case LLP, counsel to the Depositary, as to legality of the securities to be registered.